UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
Report of independent auditors
on the special review of the
Quarterly Financial Information - ITR
on September 30, 2008 and 2007

(A free translation of the original in Portuguese)
REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

1
We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended on September 30, 2008, comprising the balance sheet, the statement of income and the performance report, prepared under the responsibility of its management. Our responsibility is to issue a report, without stating an opinion, on these accounting statements. The review of the accounting information for the quarter ended on September 30, 2008 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity accounting and consolidation, as described in note 10, was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the report of these other independent auditors.

2
Our review was carried out in accordance with the specific rules established by the Institute of Independent Auditors of Brazil - IBRACON, jointly with the Federal Accounting Board, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the information and subsequent events that have, or may have, material effects on the company’s financial position and operations.

3
Based on our review and on the report issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material change that should be made to the aforementioned quarterly financial information, in order for it to be in accordance with the rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the quarterly financial information, including CVM Rule no. 469/08.

4
On December 28, 2007, Law 11,638/07 was enacted, which took effect as of January 1, 2008. This law amended, revoked and introduced new provisions to Law 6,404/76 (Brazilian Corporate Law) and caused changes to the accounting practices adopted in Brazil. Although the aforementioned law has already taken effect, the main changes introduced thereby depend on rules to be issued by the regulatory bodies in order to be fully applied by the companies. Thus, during this transaction stage, CVM allowed for companies not to apply the provisions of Law 11,638 to their Quarterly Information (ITR). Therefore, the financial statements included in the ITR for the quarter ended September 30, 2008 were prepared in accordance with CVM specific rules and do not comprise the changes to the accounting practices provided for in Law 11,638, as described in Note 3.

Rio de Janeiro, October 27, 2008.

José Luiz de Souza Gurgel
Accountant-partner
Regional Accounting Board (CRC) RJ-087339/O-4
BDO Trevisan Auditores Independentes
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR - Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date – September 30, 2008

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 33.300.275410

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Downtown
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Downtown	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2008	12/31/2008	3	7/01/2008	9/30/2008	2	4/01/2008	6/30/2008
9 – INDEPENDENT AUDITOR BDO Trevisan Auditores Independentes					10 – CVM CODE 210.0
11 – TECHNICIAN IN CHARGE José Luiz de Souza Gurgel					12- TECHNICIAN’S CPF (Individual Taxpayer’s Register) 918.587.207-53

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 9/30/2008	2 – Previous quarter 6/30/2008	3 – Same quarter previous year 9/30/2007
Paid-up capital
1 – Common	5,825	5,825	5,897
2 – Preferred	10,032	10,032	10,946
3 – Total	15,857	15,857	18,223
Treasury shares
4 – Common	218	166	247
5 – Preferred	862		914
6 – Total	1,080	166	1,161

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main Sector
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total		7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01 02	AGM AGM	04/04/2008 04/04/2008	DIVIDEND DIVIDEND	04/30/2008 04/30/2008	Common Preferred	R$0.99717 R$0.77461

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 –CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE Rio de Janeiro, October 27, 2008.	2 – SIGNATURE

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
1	Total Assets	364,001	336,653
1.01	Current Assets	343	717
1.01.01	Cash and cash equivalents	316	315
1.01.02	Credits
1.01.03	Inventories
1.01.04	Other	27	402
1.01.04.01	Deferred and Recoverable Taxes	-	347
1.01.04.02	Receivable Credits Subsidiary
1.01.04.03	Receivable Dividends Subsidiary	-	-
1.01.04.04	Prepaid Expenses	27	55
1.02	Non-current assets	363,658	335,936
1.02.01	Long-Term Assets	5,057	4,635
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons	-	-
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	5,057	4,635
1.02.01.03.01	Deferred and Recoverable Taxes	5,057	4,635
1.02.02	Permanent Assets	358,601	331,301
1.02.02.01	Investments	358,601	331,301
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Indirect Associated Companies-Goodwill
1.02.02.01.03	In Subsidiaries	358,601	331,301
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment
1.02.02.03	Intangible Assets
1.02.02.04	Deferred Charges

02.02 – BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
2	Total Liabilities	364,001	336,653
2.01	Current Liabilities	1,578	1,889
2.01.01	Loans and Financings
2.01.02	Debentures
2.01.03	Suppliers	72	34
2.01.04	Taxes, Fees And Contributions	12	349
2.01.05	Dividends Payable	1,454	1,457
2.01.06	Provisions
2.01.07	Debts With Related Persons
2.01.08	Other	40	49
2.01.08.01	Payroll and Related Accruals	40	49
2.02	Non-Current Liabilities	40,891	924
2.02.01	Long-Term Liabilities	40,891	924
2.02.01.01	Loans and Financings	-	-
2.02.01.02	Debentures
2.02.01.03	Provisions
2.02.01.04	Debts with Related Persons	23,242	924
2.02.01.05	Other	17,649
2.02.01.05.01	Transference to Shareholders	17,649
2.02.02	Deferred Income
2.04	Shareholders' Equity	321,532	333,840
2.04.01	Paid-Up Capital Stock	223,873	223,873
2.04.01.01	Capital Stock	223,873	223,873
2.04.02	Capital Reserves	-	9,254
2.04.02.01	Capital Reserves	9,254	9,254
2.04.02.02	Treasury Shares	(9,254)
2.04.03	Evaluation Reserve
2.04.04	Profit Reserves	27,471	57,153
2.04.04.01	Legal	10,845	10,845
2.04.04.02	Statutory	0	29,682
2.04.04.02.01	Statutory	40,595	40,595
2.04.02.02.02	Treasury Shares	(40,595)	(10,913)
2.04.04.03	For Contingencies
2.04.04.04	Unrealized Profit	16,626	16,626
2.04.04.05	Profit Retention
2.04.04.06	Special for Undistributed Dividends
2.04.04.07	Other Profit Reserves
2.04.05	Accumulated Profits	70,188	43,560
2.04.06	Advance for Future Capital Increase

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 – From 7/1/2008 to 9/30/2008	4 - From 1/1/2008 to 9/30/2008	5 - From 7/1/2007 to 9/30/2007	6 - From 1/1/2007 to 9/30/2007
3.01	Gross Revenue From Sales and/or Services
3.02	Deductions from Gross Revenue
3.03	Net Revenue From Sales and/or Services
3.04	Cost of Goods and/or Services Sold
3.05	Gross Income
3.06	Operating Expenses/Revenues	26,322	69,532	13,346	36,055
3.06.01	Selling
3.06.02	General and Administrative	(672)	(1,891)	(559)	(2,124)
3.06.03	Financial	(303)	12	959	4,290
3.06.03.01	Financial Income	259	636	1,011	4,788
3.06.03.02	Financial Expenses	(562)	(624)	(52)	(498)
3.06.04	Other Operating Revenues
3.06.05	Other Operating Expenses	(3)	(87)	(4)	(89)
3.06.06	Equity Income	27,300	71,498	12,950	33,978
3.07	Operating Income	26,322	69,532	13,346	36,055
3.08	Non-Operating Income	-	-	-	-
3.08.01	Revenues
3.08.02	Expenses
3.09	Income Before Taxation/Interest	26,322	69,532	13,346	36,055
3.10	Provision for Income Tax and Social Contribution	(19)	(19)	(97)	(656)
3.11	Deferred Income Tax	325	675	-	-
3.12	Statutory Interest/Contributions	-	-	-	-
3.12.01	Interest
3.12.02	Contributions
3.13	Reversal Of Interest On Own Capital
3.15	Income for the Period	26,628	70,188	13,249	35,399
	Number of Shares, Ex-Treasury (Thousand)	14,777	14,777	15,682	15,682
	Earnings per Share	1.80199	4.74981	0.84487	2.25734

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 - NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

1 Operations

(a) Contax Participações S.A. ("Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its wholly-owned subsidiary, TNL Contax S.A. ("TNL Contax"), is a contact center service provider, whose purpose is to provide tele-assistance services in general.

(b) TNL Contax

TNL Contax S.A., established in August 1998, is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.

2 Preparation and presentation of the quarterly financial information

The quarterly financial information was prepared and is being presented in accordance with accounting practices adopted in Brazil, based on the provisions in the Brazilian Corporate Law and rules established by the Securities and Exchange Commission of Brazil (CVM).

When preparing the quarterly financial information, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s quarterly financing information includes, consequently, estimates for the determination of the useful lives of the property, plant and equipment, intangible assets, provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

The Company’s consolidated quarterly financial information present the balances of accounts referring to its subsidiary. The balances and transactions between the parties, as well as unrealized profits were removed in the consolidation, including investments, checking accounts, dividends receivables, revenues and expenses among consolidated Companies and unrealized result (Note 18).

3 Summary of Significant Accounting Policies (consolidated)

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the TNL Contax's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Financial revenues and expenses are represented mainly by interest on investments, interest and monetary restatements from contingencies, interest on loans and also in the nine-month period ended September 30, 2007 by the Provisional Contribution on Financial Operations (CPMF), recorded on the accrual basis (Note 6).

(b) Allowance for doubtful accounts

This provision is constituted with the purpose of covering probable losses related to accounts receivable and its calculation is based on estimates that take in consideration each client’s situation and the guarantees provided by them. The basis for measuring the provision takes into account each overdue client’s individualized position.

(c) Income tax and social contribution

The provisions for deferred income tax and social contribution payable on temporary differences are established at the rate of 34% according to the current legislation. The installments paid for early settlement of income tax and social contribution are presented in "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of results in compliance with management's expectation, taking into account the continuity and maintenance of the result for an undetermined time. These future results are brought to present value and compared to the nominal value of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies (Note 9).

Deferred tax credits are verified on tax loss carryforwards, negative base of social contribution on net income and temporary differences, due to the fact that they are likely to be realized. If deferred tax credits are not likely to be realized, no accounting recognition is made. Tax losses and negative base of social contribution do not have a statute of limitations, however, their offset is limited to 30% of the future taxable income amount.

(d) Court deposits

TNL Contax questions, in some situations, whether certain liabilities or lawsuits filed against the company are fair or not. Pursuant to these questionings, by court order or by strategy of the management, the referred amounts may be deposited in court and the liabilities will not be considered as settled. These deposits are recorded as long-term assets and monetarily updated. They will be redeemed in the event of court decision favorable to the entity (Note 15).

(e) Current and non-current assets

These are presented at realizable values, including, when applicable, income and monetary variations.

(f) Permanent assets

(i) Investment – Company investment in TNL Contax is accounted for using the equity method of accounting, in compliance with CVM Instruction No. 247/1996;

(ii) Property, plant and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 11); and

(iii) Intangible assets - in this account the value of the software acquired or developed by TNL Contax is recorded, stated at the acquisition cost. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization expectation (Note 12).

Whenever it is possible that some item of the non-current assets may be recovered for an amount lower than its net book value, then this recoverable amount is calculated in order to determine the need to reduce the book value to the recoverable value. The recoverable amount is the highest amount between the usable amount and sales net amount.

(g) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax has a profit sharing program, for all its employees, pursuant to the agreement entered into with FITTEl – Interstate Federation of Employees of Telecommunications Companies. This profit sharing program is based on increasing operating gains and individual performance, in which all the employees take part.

(h) Provision for contingencies

The recognition, measurement and disclosure of contingent assets and liabilities and legal obligations are carried out according to the criteria set forth in CVM Rule 489/05.

Contingent assets – are not recognized on an accounting basis, except when the management is in total control of the situation or when there are real guarantees or favorable decisions, on which it is no longer possible to file appeals, characterizing the gain as practically certain.

Contingent liabilities – constituted by means of individual analysis, by complaints, based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies (Note 15).

Legal obligations – arise from tax obligations whose purpose of claim is its lawfulness or constitutionality.

(i) Commercial leasing

The payments regarding the leases are appropriated to the result through the straight-line method during the period of the agreement.

(j) Loans

Loans taken are recognized initially in the funds receivables, net of transaction costs. Subsequently, loans taken are presented by the cost amortized, that is to say, added to charges and interest proportional to the period incurred (“pro rata temporis”) (Note 13).

(k) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

(l) Law 11,638/07 – Amendment to the Brazilian Corporate Law

On December 28, 2007, Law 11,638/07 was enacted, which amends, revokes and introduces new provisions to the Brazilian Corporate Law as for certain accounting practices, bookkeeping and preparation of the financial statements as from the fiscal year that shall end on December 31, 2008.

Although the referred Law is already in effect, some amendments introduced thereby depend on standardization by the regulatory bodies to be applied by the companies. On May 2, 2008, CVM issued Instruction 469/08, which provides for the enforcement of Law 11,638/07. Pursuant to this instruction, the companies are given the option to immediately apply all the accounting provisions set forth in the new Law in the Quarterly Information (“ITRs”) as of 2008, or to disclose them in the Quarterly Information’s explanatory notes, with the amendments that may cause an impact on the financial statements closing the 2008 fiscal year, estimating the potential effects on the shareholders’ equity and on the income for the period.

Based on its best estimative, the management understands that the main effects of the Law on the Company’s financial statements can be summarized as follows:

(i) Property, plant and equipment

Pursuant to the amendment in Article 179, determined by Law 11,638/07, assets deriving from commercial leasing operations, appropriated to the maintenance of TNL Contax’s activities, must be recorded under property, plant and equipment, in the 2008 financial statements. The effects of this classification were calculated and estimated as follows:

		Consolidated 9/30/2008 (pro forma)		6/30/2008

Property, plant and equipment	Final amount	Leasing	Adjusted final amount	Adjusted final amount

Cost	474,857	86,336	561,193	531,225
Depreciation	(221,421)	(70,612)	(292,033)	(247,181)

	253,436	15,724	269,160	284,044

(ii) Current and Long-term Liabilities

Leasing operations with assets destined to the maintenance of TNL Contax’s activities, recorded under property, plant and equipment, will generate records of leasing agreements payable in the current and long-term liabilities groups (Note 17 (d)).

TNL Contax’s stock option plan (“stock option) started in 2007 sets forth 4 equal lots annually. Each annual lot may be fully or partially exercised up to the final and maturing term of 4 years. Based on unexercised options as of September 30 and June 30, 2008, the fair value for the payment of these shares was assessed, which shall be recorded as current and long-term liabilities (Note 17 (f)).

The Company’s best estimates for the above mentioned are as follows:

				Consolidated (pro forma ) 9/30/2008		6/30/2008

				Income tax and social	Adjusted final	Adjusted final
Liabilities	Final	Leasing	Stock Option	contribution payable	amount	amount

Current	294,704	17,100	300		312,104	271,470

	294,704	17,100	300		312,104	271,470

Long-term liabilities	290,430	13,153	175	(5,123)	298,635	288,058

	290,430	13,153	175	(5,123)	298,635	288,058

(iii) Shareholders’ Equity and income statement

The adjustments to the shareholders’ equity and in the income statement for the periods ended on September 30 and June 30, 2008, related to leasing agreements, classified as property, plant and equipment pursuant to Article 179 of Law 11,638/07 and to the stock option program recorded under current and long-term liabilities are calculated as follows:

				Consolidated (pro forma) 9/30/2008		6/30/2008

Shareholders' equity				Income tax and	Adjusted final	Adjusted final
and income statement	Final amount	Leasing	Stock Option	social contribution	amount	amount

Equity effect	29,682	(9,906)		3,368	23,144	63,190
Result for the period	70,188	(4,687)	(475)	1,755	66,781	44,190

	99,870	(14,593)	(475)	5,123	89,925	107,380

4 Cost of Services Rendered and Operating Expenses - by Nature (consolidated)

			9/30/2008

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	796,101	39,324	835,425
Third-party services (ii)	147,403	30,364	177,767
Depreciation (iii)	46,844	8,723	55,567
Rental and insurance (iv)	69,126	1,506	70,632
Other inputs	8,544	2,705	11,249

	1,068,018	82,622	1,150,640

			9/30/2007

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	619,271	31,285	650,556
Third-party services (ii)	108,499	21,712	130,211
Depreciation (iii)	60,757	5,180	65,937
Rental and insurance (iv)	54,292	1,243	55,535
Other inputs	5,718	354	6,072

	848,537	59,774	908,311

(i) Personnel cost has increased due to the growth of the business volume, and because of wage increases provided for in the collective bargaining agreements in the second half of 2007.

(ii) The third-party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and data processing, while the third-party services considered as "Selling, general and administrative expenses" refer to expenses with consulting services, traveling, legal advice and others.

(iii) As of the second quarter of 2007, the monthly depreciation rates were reviewed due to the reduction of the economic useful life expected for the assets recorded in the items regarding IT equipment and furniture and fixtures, whose effect in depreciation was calculated retroactively to January 1, 2007 and, from then on, prospectively, reflecting the change in estimate (Note 11).

(iv) Basically, represent expenses with commercial leasing, property rental and contact center operating infrastructure (Note 17 (d)).

5 Other Operating Expenses, Net (consolidated)

	9/30/2008	9/30/2007

Other operating revenues
Reversals of contingencies (Note 15)	4,587	8,864
Recovered expenses	569	69

	5,156	8,933

Other operating expenses
Provision for contingencies (Note 15)	(13,798)	(20,750)
IPTU	(1,786)	(1,610)
Other	(2,945)	(2,690)

	(18,529)	(25,050)

	(13,373)	(16,117)

6 Financial income, net

	Parent Company		Consolidated

	9/30/2008	9/30/2007	9/30/2008	9/30/2007

Financial revenues
Return on financial
investments (i)	254	4,609	20,786	11,345
Interest and monetary restatement on other assets	382	179	996	864
Other financial revenues			452	324

	636	4,788	22,234	12,533

Financial expenses
Interest and monetary variations
on other liabilities	(35)	(18)	(86)	(77)
CPMF (ii)		(348)	(79)	(4,849)
Interest and monetary restatement of contingencies			(4,271)	(3,476)
Interest on BNDES financing (Note 13)			(10,350)
Letter of guarantee commission (iii)			(1,414)	(924)
Other financial expenses (iv)	(589)	(132)	(2,305)	(383)

	(624)	(498)	(18,505)	(9,709)

	12	4,290	3,729	2,824

(i) The Company’s return on financial investments had an increase because of the greater average cash availability, mainly due to the receipt of the BNDES financing installments in the amount of R$211,826 between October 2007 and June 2008 (Note 13).

(ii) As of January 1, 2008, the Provisory Contribution of Financial Movement - CPMF was extinguished. The amounts recorded in 2008 in this item result from the determination of the financial movement of the last week of December 2007.

(iii) Cost primarily related to letters of guarantee from top-tier financial institutions, given as collateral for the BNDES loan (Note 13 (a)).

(iv) It refers basically to financial discounts given to clients and also to taxes on foreign operations.

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	9/30/2008	9/30/2007	9/30/2008	9/30/2007

Net income before income tax
and social contribution	69,532	36,055	110,079	54,716

Income tax and social
contribution at nominal rate (34%)	(23,641)	(12,259)	(37,427)	(18,603)
Adjustments for determining the effective rate
Permanent addition of equity
accounting	24,309	11,552
Tax effects on permanent income (losses)			(2,929)	(1,127)
(i)
Other	(12)	51	465	413

Income tax and social
contribution benefits (expenses)	656	(656)	(39,891)	(19,317)

Effective income tax
and social contribution rate	-0.94%	1.82%	36.24%	35.30%

(i) This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

Credits and expenses with income tax and social contribution in the result for the year are as follows:

	Parent Company		Consolidated

	9/30/2008	9/30/2007	9/30/2008	9/30/2007

Current
Income tax	14	469	23,570	13,545
Social contribution	5	187	8,661	5,063

	19	656	32,231	18,608

Deferred
Income tax on temporary additions			(1,632)	(5,250)
Social contribution on temporary additions			(588)	(1,890)
Income tax on tax losses	(496)		7,256	5,771
Social contribution on negative base (tax loss)	(179)		2,624	2,078

	(675)		7,660	709

	(656)	656	39,891	19,317

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Cash and banks (i)	316	315	568	3,884
Financial investments (ii)			352,171	337,550

	316	315	352,739	341,434

(i) Subsidiary TNL Contax keeps amounts in a checking account as it has commitments falling due during the first days of each month, related to supplier payments, as well as taxes and payroll.

(ii) Financial investments are indexed to the Interbank Deposit Certificate (CDI) rate and are represented by investments in Bank Deposit Certificates - CDB and in a purchase and sale commitment. The increase in the amount invested this quarter results from greater cash generation, deducted from investments in the period, as well as from the fourth share buyback program (Note 17 (e)). In addition, there was the receipt of amounts related to the auction of fractioned shares (Note 17 (g)).

9 Deferred and Recoverable Taxes

	Parent Company			Consolidated

	9/30/2008	6/30/2008		9/30/2008		6/30/2008

	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)				3,855	11,482	3,386	10,251
Social contribution on temporary additions (i)				1,387	4,133	1,219	3,690
Income tax on tax losses	497		257		496	2,588	257
Social contribution on negative base (tax loss)	179		93		179	944	93

	676		350	5,242	16,290	8,137	14,291

Other recoverable taxes
Recoverable income tax (Note 14)		249		20,237		11,158
Recoverable social contribution (Note 14)		98		7,458		4,126
Withholding income tax (ii)	4,381		4,285	2,014	4,381	1,425	4,285
Withholding PIS/COFINS/CSLL				345		376
Recoverable INSS				412		666
Recoverable ISS (iii)					2,325		2,094

	4,381	347	4,285	30,466	6,706	17,751	6,379

	5,057	347	4,635	35,708	22,996	25,888	20,670

(i) Tax credits on temporary differences, mainly on provisions, positive and negative, except for provision for responsibility contingency of Oi Fixa (Note 15 (b) (iii)).

The Company and its subsidiary TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Resolution No. 273/98, which approves the Statement issued by the Institute of Independent Auditors of Brazil – IBRACON on recording income tax and social contribution, as well as CVM Instruction No. 371/02.

(ii) Withholding income tax on financial investment redemptions, due to the share buyback program, classified in the long term due to the non-perspective of short-term recovery.

(iii) Recoverable ISS is better classified in the Long Term by virtue of the repayment terms with Municipal bodies.

Pursuant to the technical study prepared in December 2007 and approved by the Company's management bodies, the generation of taxable profits during the next three years, brought to present value, will be sufficient to offset these tax credits from income tax and social contribution (deferred), as follows:

Up to December 31:
2008	3,904
2009	8,284
2010	9,344

21,532

The technical studies on future taxable income consider estimates regarding, among others, TNL Contax’s performance, and also the behavior of its operation market and certain economic aspects. The actual amounts may differ from these estimates adopted.

10 Investment

It represents the Company’s investment in TNL Contax, as described below:

	Shareholders’	Net income	Number of	Total	Equity	Investment
	equity	for the period	Common Shares	capital	accounting	amount

On June 30, 2008 (i)	331,301	22,616	309,550,226	100	22,616	331,301
On September 30, 2008 (i)	358,601	27,300	309,550,226	100	27,300	358,601

(i) The accounting information of the investee, as of September 30 and June 30, 2008, has been reviewed by independent auditors.

11 Property, Plant and Equipment (consolidated)

	6/30/2008			9/30/2008

					Annual
					depreciation
Cost	Initial	Additions	Write-off	Final	rates - %

Computer equipment	196,326	21,330	(925)	216,731
Furniture, fixtures and fittings	52,097	3,265	(5)	55,357
Facilities on third-party premises (i)	167,673	4,872		172,545
Construction in progress	2,572	258		2,830
Buildings	2,628			2,628
Land	831			831
Other assets	22,762	1,173		23,935

	444,889	30,898	(930)	474,857

Accumulated depreciation

Computer equipment (ii)	(136,517)	(9,288)	854	(144,951)	33.3
Furniture, fixtures and fittings (ii)	(18,007)	(1,987)		(19,994)	12.5
Facilities on third-party premises	(44,802)	(4,212)		(49,014)	10
Buildings	(52)	(26)		(78)	4
Other assets	(6,681)	(705)	2	(7,384)	10

	(206,059)	(16,218)	856	(221,421)

Net property, plant and equipment	238,830	14,680	(74)	253,436

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years, with possibility of renewal for the same period.

(ii) The monthly depreciation rates in the lines of Computer equipment and Furniture and fixtures were reviewed due to the reduction of the economic useful life estimate of assets acquired in these lines, based on technical report issued on May 7, 2007, whose evaluation and determination studies of the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity.

The effects of the new useful life were recognized in the income for the quarter ended September 30, 2008.

12 Intangible (consolidated)

	6/30/2008	9/30/2008

					Annual
					amortization
Cost	Initial	Additions	Write-off	Final	rates - %

Data Processing systems	132,756	5,945	(267)	138,434

Accumulated amortization	(54,591)	(5,928)	267	(60,252)	20

Net intangible assets	78,165	17		78,182

13 Loans and Financings

(a) Financial Institutions (consolidated)

National Currency

					Consolidated

				Financial
Object	Initial	Maturity	Guarantees	charges	9/30/2008	6/30/2008

BNDES (Expansion and
update of operation)	10/2007	09/2013	Bank guarantee	TJLP + 2% p.a	212,873	212,752

Current					682	690
Noncurrent					212,191	212,062

On August 23, 2007, the subsidiary TNL Contax entered into a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.

The financing was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

On October 5, 2007, the first installment, in the amount of R$100,002, was received. The second and third installments were received on January 28 and 30, 2008, in the amounts of R$ 40,001 and R$ 10,001, respectively. On June 12, 2008 the fourth installment was received, in the amount of R$61,822.

The maturity date of the financial charges shall be quarterly up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or termination date of the contract. The principal shall mature monthly as from October 15, 2009.

TNL Contax, as per the agreement’s determination, presented guarantees through sureties from prime financial institutions, in this case, they shall not be applicable to structures of receivables and covenants.

The costs related to these sureties are monthly appropriated and on September 30, 2008 represent the amount of R$1,290.

Movement of the financing in the three-month period ended September 30, 2008.

		Interests	Financial
Object	6/30/2008	Amortization	charges	9/30/2008

BNDES	212,752	(4,222)	4,343	212,873

Schedule of annual disbursement until the expiration of the agreement.

BNDES	Principal

2008
2009	13,240
2010	52,956
2011	52,956
2012	52,956
2013	39,718

211,826

(b) Loan – TNL Contax

The Company entered into loan agreements (Loan Agreements) with the subsidiary TNL Contax S.A. in the months of April, June and September, 2008, in the amounts of R$611, R$306 and R$22,269, respectively.

The duration of the agreements vary from two (2) to twelve (12) months, as of the credit release date, and are bear interest at the TJLP (long term interest rate) + 2% p.a.

14 Taxes recoverable

	Parent Company				Consolidated

	9/30/2008	6/30/2008	9/30/2008		6/30/2008

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income Tax and Social
Contribution (i)	12	349	32,151		16,331
ISS			8,693		8,432
PIS and COFINS			5,558		5,363
Social Security paid in
installments (ii)			768	1,913	768	2,067
Other recoverable taxes			12		21

	12	349	47,182	1,913	30,915	2,067

(i) Early settlement is needed for the compensation of the taxes verified, according to the amounts recorded in Income Tax and Social Contribution Recoverable (Note 9).

(ii) It refers to the payment in installments of the INSS (Brazilian Social Security Institute) joint liability official notification, which is being totally transferred to third parties, not affecting TNL Contax’s result.

15 Provisions for Contingencies (consolidated)

(a) The subsidiary TNL Contax showed the following balances of provisions for contingencies and judicial deposits:

				Provision for
	Court deposits			contingencies

	9/30/2008	6/30/2008	9/30/2008	6/30/2008

Tax contingencies	(1,403)	(1,376)	10,525	9,410
Labor contingencies	(29,532)	(24,036)	48,022	43,049
Civil contingencies			130	127

	(30,935)	(25,412)	58,677	52,586

(b) The movement in the provision of the three-month period ended on September 30, 2008 is shown below:

	6/30/2008	Additions	Uses	Reversions	Indexation	9/30/2008

Tax
Tax on services – ISS	1,262				265	1,527
INSS (i)	5,428				148	5,576
PIS/COFINS (ii)	2,720	702				3,422

	9,410	702			413	10,525

Labor (iii)	43,049	5,182	(1,391)	(320)	1,502	48,022
Civil	127				3	130

	52,586	5,884	(1,391)	(320)	1,918	58,677

The provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims on the balance sheet date and are based on the expert opinions of legal advisors. The Company and its subsidiary maintain judicial deposits to ensure the right of recourse in lawsuits of tax and labor nature.

TNL Contax has an official notification regarding contributions to INSS in the total amount of R$18,644, restated to September 2008. From this amount, R$4,453 are already provisioned. For the remaining R$14,191, TNL Contax filed an appeal because it disagrees with the reasons presented by the inspection. Our external legal consultants understand that the provision of this amount is not applicable.

(i) Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) table.

(ii) Contingent amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the approval of the anticipation of the appeal protection up to the judgment of the bill of review no. 2007.01.00.017041 -3/DF, with the Federal Regional Court of the 1st region.

(iii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amount to R$35,271.

Pursuant to the services agreement executed by Telemar Norte Leste S/A (“Oi Fixa”) and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon that company, whose amount has been recorded as a counter entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$12,751.

(c) The subsidiary TNL Contax has contingent tax and civil liabilities in the amounts of R$35,725 and R$581, respectively, these values are not provisioned due to the fact that TNL Contax filed a defense appeal based on the opinion of its legal advisors who attribute to said lawsuits probability of loss possible and remote.

16 Private Debentures

On September 30, 2008, the Company’s Board of Directors approved, pursuant to Article 59, paragraph 1 of Law 6,404/76, the issuance of simple debentures, non-convertible into shares, for private subscription, in the amount R$40,000; TNL Contax will be the borrower of the totality of the debentures.

The debentures will be issued in a single tranche and will be unsecured, redeemable within three years upon settlement of principal and interest at the end of the period, and will bear interest at the TJLP (long term interest rate) + 2% p.a.

17 Shareholders' Equity

(a) Capital stock

The Company’s capital stock, amounting to R$223,873 is represented by 15,856,686 non-par registered book-entry shares, of which 5,824,772 are common shares and 10,031,914 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall be granted refund priority in the event of liquidation of the Company, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% of the share net equity value, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Capital reserve in share subscription

The capital reserve presents a balance of R$9,254 on June 30, 2008, as a consequence of the utilization of part of this reserve in the first share buyback program, pursuant to the resolution of the Board of Directors as of June 29, 2006. The reserve was fully used as funding for the fourth share buyback program, keeping the shares in treasury (see Note 17 (e) (iv)).

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, the Company is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital stock. This allocation is optional when the legal reserve and the capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

On September 5, 2008, as per resolution of the Board of Directors, this reserve was fully used in the fourth share buyback program (see Note 17 (e) (iv)).

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus maintaining 1,750,000 common shares in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

(iii) Third share buyback program

At the Extraordinary Meeting held on July 26, 2007, the Board of Directors approved the new share buyback program, with funds registered in the Capital Reserve and Statutory Reserve, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares are kept in treasury, pursuant to the resolution of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

(iv) Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved the new share buyback program, with funds from the Capital Reserve and Statutory Reserve, totaling the buyback of 861,664 preferred shares and 52,337 common shares, to be kept in treasury.

(f) Stock option plan

The Extraordinary General Meeting held on April 16, 2007 approved a stock option plan. It is incumbent on the Board of Directors to manage the plan and to introduce periodical stock purchase programs.

The Stock Option Program started in 2007 provides for three beneficiaries, who are entitled to a total amount corresponding to up to 1.9% of the subscribed and paid-up capital stock, representing 350,000,000 common shares granted in the scope of the April 2007 program. The options have been exercisable as of October 1, 2007, in four annual and equal tranches. According to the Stock Option Plan, the beneficiary shall necessarily allocate a minimum amount to acquire shares resulting from options whose initial grace period has already elapsed, under penalty of this exercise being extinguished.

The R$51.20 exercise price was calculated based on the weighted average of the Bovespa price in the 30 days immediately prior to the grant date and will be monetarily adjusted in accordance with the General Market Price Index (IGP-M).

The market value of the shares on the last business day of September 2008 was R$43.99 per share.

TNL Contax’s stock options are qualified to be treated as liabilities, pursuant to international accounting standards under IFRS 2, “Share-Based Payment”. On September 30, 2008, a total of R$475 was recognized as expenses, based on the fair value of unexercised options, and on the likelihood of realization thereof, which will be adjusted in the financial statements of the year to end December 31, 2008. (Note 3 (l)).

A total of 8,983 options were exercised in the first lot of the program, corresponding to R$167.

The fair value of the options was calculated based on the Black & Scholes option pricing model, taking into account the following premises:

	1st Lot	2nd Lot	3rd Lot	4th Lot

Exercise price (R$) (*):	51.20	51.20	51.20	51.20
Market price(R$) (*):	64.00	64.00	64.00	64.00
Fair value of the options	14.13	20,66	22.26	25.29
Share price volatility:	19.64%	37.51%	23.54%	23.54%
Risk-free rate of return:	11.08%	10.53%	10.30%	10.17%
Dividend yield:	1.40%	1.40%	1.40%	1.40%

(*) At the plan granting date

(g) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, in the proportion of 20 shares for 1 share of the same type. As per the notice to shareholders, a term of until November 16, 2007 was granted for the execution of the adjustments in the share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

			In Reais

	Thousand		Average	Maximum	Minimum
	Shares	Buyback Price	Price	Price	Price

Preferred Shares
1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59

	862	36,206

Common Shares

1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(604)	3.36

	3,320	10,913	3.29
Reverse Split of Shares (1/120)	166	10,913	65.74
4th Buyback Program	52	2,730	52.50	52.94	51.73

	218	13,643

	1,080	49,849

Fractions of shares deriving from the reverse-split were separated, grouped in whole numbers and sold at an auction held by BOVESPA on August 13, 2008, as per Notice to the Market published on August 12, 2008. The amounts resulting from the auction totaled R$22,106, R$4,457 of which were transferred to the shareholders owning the fractioned shares. The amount of R$17,649, which was not transferred, corresponds to shareholders whose shares are blocked or whose file is outdated, and will be paid exclusively upon presentation of document proving the release and/or identification of the shareholder, as the case may be.

(h) Unrealized profit reserve

As provided for in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum mandatory dividend and the proposed dividend to the unrealized profit reserve, whose amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

The Annual General Meeting held on April 4, 2008 approved the Management’s proposal for the allocation of unrealized profits reserve constituted in 2005, in the amount of R$ 4,313, and of part of unrealized profits reserve constituted in 2006, in the amount of R$ 8,323 to the distribution of dividends, as follows:

• Utilization of the unrealized profits reserve constituted in 2005 for payment to shareholders, distributed as 1/3 to common shareholders and 2/3 to preferred shareholders, in accordance with the Bylaws, article 5, paragraphs 3 and 4, R$4,313;

• Utilization of part of the unrealized profits reserve constituted in 2006 for payment to shareholders distributed as 50.5% to common shareholders and 49.5% to preferred shareholders, in accordance with the Bylaws, article 5, paragraphs 3 and 4, R$8,323.

(i) Dividends

In compliance with its Bylaws, Contax Participações should distribute dividends for each year in an amount not less than 25% of adjusted net income. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

The Annual General Meeting held on April 4, 2008 approved the proposal for the allocation of the Company’s net income of the fiscal year ended December 31, 2007, already in the financial statements of that date as follows: (a) R$2,699 allocated to legal reserve; (b) distribution of dividends to shareholders of the Company with shareholding on April 30, 2008, in the gross total amount of R$13,414, at the proportion of R$997.17 per one thousand common shares and R$774.61 per one thousand preferred shares; (c) R$12,044 allocated to constitute unrealized profits reserve, and (d) R$38,463 allocated for the constitution of the statutory reserve.

Dividends were paid, as of January 1, 2008, upon the application of the Reference Interest Rate (TR).

18 Financial Instruments

The accounting balances, such as cash and banks, financial investments, accounts receivable, investments and loans and financings, related to the financial instruments presented in the balance sheet, when compared to their corresponding market values, do not show relevant differences.

(a) Cash, Banks and Financial Investments

The recorded values are close to the realization or settlement values. Excess cash is invested, in line with the treasury policies, and is periodically reassessed.

(b) Financings

On August 23, 2007, the subsidiary TNL Contax S.A. entered into a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of the installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 13).

(c) Derivatives

On September 30 and June 30, 2008 there were no outstanding operations involving financial derivative instruments. On the same date, the book value of financial instruments (assets and liabilities) is approximately the same as their market value. The Company does not maintain unrecorded financial instruments.

(d) Commercial Leasing

The subsidiary has several leasing, IT equipment and furniture agreements, whose payments are appropriated to the income for the year in the rental and insurance account, during the term of these agreements (Note 4 (iv)).

The agreements are summarized as follows:

	Amount of	Total present	Amount Payable:

Lesso r	installments	value of agreements	9/30/2008	6/30/2008

CIT	48	13,090	4,962	5,780

Unibanco	48	13,959	3,993	4,866

HP Financial	36	11,670		143
	48	18,975	6,067	7,253
	60	18,313	10,056	10,969

IBM Leasing	36	710
	48	757	237	284
	60	8,862	4,938	5,381

		86,336	30,253	34,676

(e) Investments

It consists, mainly, of an investment in a closely-held subsidiary, recorded on the equity method of accounting, with 100% interest (Note 10).

(f) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which TNL Contax provides services.

TNL Contax has an allowance for doubtful accounts for delinquent clients and applies collection and negotiation procedures for overdue credits.

(g) Interest rate risk

The associated risk arises from the possibility of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to financings raised in the market. The Company continuously monitors the market interest rates with the purpose of evaluating the possible need of hiring operations to protect itself against the volatility risk of these rates.

19 Related Parties - Consolidated

The main transactions between related parties may be summarized as follows:

	9/30/2008

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	de Cartões	Acquirer	Way TV	BNDES	Total

Assets
Accounts receivable	18,188	1,129	411	1,322	276		1,814	137	1,118		24,394

Liabilities
Suppliers	1,498	294									1,792
Loans and
financings (Note 13)										212,872	212,872

	1,498	294								212,872	214,664

Revenues
Revenues from services rendered	527,651	161,967	3,425	5,408	3,827	(17)	11,073	1,167	4,107		718,608

Costs and expenses
Cost of services rendered	(19,871)	(5,754)									(25,625)
Financial expenses (Note 6)										(10,350)	(10,350)

	(19,871)	(5,754)								(10,350)	(35,975)

	6/30/2008

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	de Cartões	Acquirer	Way TV	BNDES	Total

Assets
Accounts receivable	18,356	3,282	395	698		17	1,513	146	1,005		25,412

Liabilities
Suppliers	2,231	259									2,490
Loans and
financings (Note 13)										212,751	212,751

	2,231	259								212,751	215,241

	9/30/2007

							Paggo
	Oi	Oi	Brasil	Brasil	Oi	Telemar	Administradora	Paggo
	Fixa	Móvel	CAP	Veículos	Internet	Participações	de Cartões	Acquirer		BNDES	Total

Revenues
Revenues from services rendered	418,457	110,273	2,684	4,810	7,614						543,838

Costs and expenses
Cost of services rendered	(18,857)	(3,888)									(22,745)

Transactions with related parties are carried out in terms, rates and conditions similar to those for third parties.

20 Insurance

The Company and its subsidiary have a corporative program for risk management with the objective to minimize risks, obtaining in the market coverage compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

In the nine-month period ended on September 30, 2008, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management civil liability	191,350	1.13.2009
Fire of property, plant and equipment	61,400	5.16.2009
Loss of profits	42,654	5.16.2009
General civil liability	10,000	5.16.2009

* * *

02.01 – CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
1	Total Assets	906,666	854,735
1.01	Current Assets	507,141	479,036
1.01.01	Cash and cash equivalents	352,739	341,434
1.01.02	Credits	104,267	99,349
1.01.02.01	Clients	104,267	99,349
1.01.02.02	Sundry Credits		0
1.01.03	Inventories
1.01.04	Other	50,135	38,253
1.01.04.01	Deferred and Recoverable Taxes	35,708	25,888
1.01.04.02	Prepaid Expenses	4,051	3,776
1.01.04.03	Goods sold for cash
1.01.04.04	Other Assets	10,376	8,589
1.02	Non-current Assets	399,525	375,699
1.02.01	Long-Term Assets	67,907	58,704
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Associated Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	67,907	58,704
1.02.01.03.01	Deferred and Recoverable Taxes	22,996	20,670
1.02.01.03.02	Judicial Deposits	30,935	25,412
1.02.01.03.03	Receivable Credits	12,751	11,583
1.02.01.03.04	Other Assets	1,225	1,039
1.02.02	Permanent Assets	331,618	316,995
1.02.02.01	Investments
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Direct/Indirect Associated Companies-Goodwill
1.02.02.01.03	In Subsidiaries
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment	253,436	238,830
1.02.02.03	Intangible Assets	78,182	78,165
1.02.02.04	Deferred Charges

02.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 9/30/2008	4 - 6/30/2008
2	Total Liabilities	906,666	854,735
2.01	Current Liabilities	294,704	254,180
2.01.01	Loans and Financings	682	690
2.01.02	Debentures
2.01.03	Suppliers	53,692	50,432
2.01.04	Taxes, Fees and Contributions	47,182	30,915
2.01.04.01	Deferred and Payable Taxes	47,182	30,915
2.01.05	Dividends Payable	1,454	1,457
2.01.06	Provisions
2.01.07	Debts with Related Persons
2.01.08	Other	191,694	170,686
2.01.08.01	Payroll and Related Accruals	190,676	169,495
2.01.08.02	Other Obligations	1,018	1,191
2.02	Non-Current Liabilities	290,430	266,715
2.02.01	Long-Term Liabilities	290,430	266,715
2.02.01.01	Loans And Financings	212,191	212,062
2.02.01.02	Debentures
2.02.01.03	Provisions	58,677	52,586
2.02.01.04	Debts with Related Persons
2.02.01.05	Advance for Future Capital Increase
2.02.01.06	Other	19,562	2,067
2.02.01.06.01	Transference To Shareholders	17,649
2.02.01.06.02	Other Amounts Payable	1,913	2,067
2.02.02	Deferred Income
2.04	Shareholders' Equity	321,532	333,840
2.04.01	Paid-Up Capital Stock	223,873	223,873
2.04.01.01	Capital Stock	223,873	223,873
2.04.02	Capital Reserves		9,254
2.04.02.01	Capital Reserves	9,254	9,254
2.04.02.02	Treasury Shares	(9,254)
2.04.03	Revaluation Reserve
2.04.04	Profit Reserves	27,471	57,153
2.04.04.01	Legal	10,845	10,845
2.04.04.02	Statutory	(0)	29,682
2.04.04.02.01	Statutory	40,595	40,595
2.04.04.02.02	Treasury Shares	(40,595)	(10,913)
2.04.04.03	For Contingencies
2.04.04.04	Unrealized Profit	16,626	16,626
2.04.04.05	Profit Retention
2.04.04.06	Special for Undistributed Dividends
2.04.04.07	Other Profit Reserves
2.04.05	Accumulated Profits	70,188	43,560
2.04.06	Advance for Future Capital Increase

03.01 – STATEMENT OF CONSOLIDATED INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 7/1/2008 to 9/30/2008	4 - From 1/1/2008 to 9/30/2008	5 - From 7/1/2007 to 9/30/2007	6 - From 1/1/2007 to 9/30/2007
3.01	Gross Revenue from Sales and/or Services	501,666	1,371,804	378,875	1,054,790
3.02	Deductions from Gross Revenue	(36,856)	(101,327)	(27,986)	(78,534)
3.03	Net Revenue From Sales and/or Services	464,810	1,270,477	350,889	976,256
3.04	Cost of Goods and/or Services Sold	(382,092)	(1,068,018)	(301,239)	(848,537)
3.05	Gross Income	82,718	202,459	49,650	127,719
3.06	Operating Expenses/Revenues	(38,943)	(92,266)	(28,896)	(73,067)
3.06.01	Selling	(11,723)	(20,891)	(4,884)	(13,678)
3.06.02	General and Administrative	(24,360)	(61,731)	(17,448)	(46,096)
3.06.03	Financial	3,193	3,729	(191)	2,824
3.06.03.01	Financial Income	10,150	22,234	3,539	12,533
3.06.03.02	Financial Expenses	(6,957)	(18,505)	(3,730)	(9,709)
3.06.04	Other Operating Revenues	1,873	5,156	1,802	8,933
3.06.05	Other Operating Expenses	(7,926)	(18,529)	(8,175)	(25,050)
3.06.06	Equity Income
3.07	Operating Income	43,775	110,193	20,754	54,652
3.08	Non-Operating Income	(2)	(114)	(31)	64
3.08.01	Revenues	72	122		96
3.08.02	Expenses	(74)	(236)	(31)	(32)
3.09	Income Before Taxation/Interest	43,773	110,079	20,723	54,716
3.10	Provision for Income Tax and Social Contribution	(16,249)	(32,231)	(6,709)	(18,608)
3.11	Deferred Income Tax	(896)	(7,660)	(765)	(709)
3.12	Statutory Interest/Contributions
3.12.01	Interest
3.12.02	Contributions
3.13	Reversal Of Interest On Own Capital
3.15	Income for the Period	26,628	70,188	13,249	35,399
	Number of Shares, Ex-Treasury (Thousand)	14,777	14,777	15,682	15,682
	Earnings per Share	1.80199	4.74981	0.84487	2.25734

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 - CNPJ (Corporate Taxpayer's ID)	4 – CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE %	6 - INVENTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER

01	TNL CONTAX S.A	02.757.614/0001-48	PRIVATE SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRY OTHER TYPES OF COMPANY		309,550		309,550

SUBSIDIARY

CORPORATE NAME TNL CONTAX S.A.

18.01 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 7/1/2008 to 9/30/2008	4 - From 1/1/2008 to 9/30/2008	5 - From 7/1/2007 to 9/30/2007	6 - From 1/1/2007 to 9/30/2007
3.01	Gross Revenue from Sales and/or Services	501,666	1,371,804	378,875	1,054,790
3.02	Deductions from Gross Revenue	(36,856)	(101,327)	(27,986)	(78,534)
3.03	Net Revenue From Sales and/or Services	464,810	1,270,477	350,889	976,256
3.04	Cost of Goods and/or Services Sold	(382,092)	(1,068,018)	(301,239)	(848,537)
3.05	Gross Income	82,718	202,459	49,650	127,719
3.06	Operating Expenses/Revenues	(37,965)	(90,300)	(29,292)	(75,145)
3.06.01	Selling	(11,723)	(20,891)	(4,884)	(13,678)
3.06.02	General and Administrative	(23,688)	(59,840)	(16,889)	(43,972)
3.06.03	Financial	3,496	3,717	(1,150)	(1,466)
3.06.03.01	Financial Income	9,891	21,598	2,528	7,745
3.06.03.02	Financial Expenses	(6,395)	(17,881)	(3,678)	(9,211)
3.06.04	Other Operating Revenues	1,873	5,156	1,802	8,933
3.06.05	Other Operating Expenses	(7,923)	(18,442)	(8,171)	(24,962)
3.06.06	Equity Income
3.07	Operating Income	44,753	112,159	20,358	52,574
3.08	Non-Operating Income	(2)	(114)	(31)	64
3.08.01	Revenues	72	122		96
3.08.02	Expenses	(74)	(236)	(31)	(32)
3.09	Income Before Taxation/Interest	44,751	112,045	20,327	52,638
3.10	Provision for Income Tax and Social Contribution	(16,230)	(32,212)	(6,612)	(17,952)
3.11	Deferred Income Tax	(1,221)	(8,335)	(765)	(708)
3.12	Statutory Interest/Contributions
3.12.01	Interest
3.12.02	Contributions
3.13	Reversal Of Interest On Own Capital
3.15	Income for the Period	27,300	71,498	12,950	33,978
	Number of Shares, Ex-Treasury (Thousand)	309,550	309,550	309,550	309,550
	Earnings per Share	0.08819	0.23097	0.04183	0.10977

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.